SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  June 24, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                        Form 20-F  X     Form 40-F
                                  ---              ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No    X
                                 ---              ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                                EXPLANATORY NOTE

On June 24, 2002, Vivendi Environnement (the "Company") filed an update (actualisation) with the French Commission des operations de bourse (the "COB") in respect of its reference document (document de reference) approved and registered with the COB on April 18, 2002 under No. R.02-068. Substantially all of the information in the reference document can be found in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 24, 2002 (the "Form 20-F"). This Report on Form 6-K contains an English translation only of the material information in the update of the reference document which is not already contained in the Form 20-F.

                  SUMMARY OF UPDATES TO THE REFERENCE DOCUMENT

Chapter 1

- Mr. Henri Proglio, Chairman of the Management Board of the Company, is responsible for the reference document (together with the update, the "Reference Document") and states, as required by applicable French regulations, that the information in the Reference Document is true, that the Reference Document contains all information necessary for investors to make an investment decision and that there are no material omissions that would alter the scope of such information.

- The permanent statutory auditors (RSM - Salustro Reydel and Barbier Frinault & Cie.) and the alternate statutory auditors are identified.

- The statutory auditors certify that the financial statements and other financial information in the Reference Document are audited or correct, as applicable, in the form required by applicable French regulations.

- Mr. Jerome Contamine, Chief Financial Officer, Mrs. Nathalie Pinon, Director of Investor Relations and Philippe Surjous, Controller, are responsible for the information in the Reference Document.

Chapter 2  -- Updates to the Reference Document

Standard & Poor's Rating

           On June 18, 2002, Standard & Poor's announced that it had revised the outlook for the Company's credit rating from negative to stable. The Company's rating from Standard & Poor's is currently BBB+.

Loan Agreement and Convertible Bonds

           On April 25, 2002, Vivendi Universal and the Company entered into an amendment to the credit line agreement described in "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions--Financial Agreements--Loan Agreement" in the Form 20-F. Pursuant to this amendment, the credit line granted by Vivendi Universal to the Company was terminated and the related swap agreements were unwound. However, the parties agreed to maintain the current account credit line agreement in effect, despite the lack of outstanding credits, to the extent that the credit line may be used in the event that a holder of exchangeable bonds exercised such bonds for shares of Vivendi Universal.

FCC Agreement

           In connection with the formation of the Company, Vivendi Universal transferred to the Company its 49% interest in B 1998 SL, a holding company that owns 57% of FCC, a Spanish company listed on the Madrid stock exchange, for
(euro)691 million. Consequently, the Company indirectly owns 27.9% of FCC. Ms. Esther Koplowitz, a member of the Company's supervisory board and a member of Vivendi Universal's board of directors, holds the remaining 51% of B 1998 SL. The relationship between the shareholders of B 1998 SL is governed by the following agreements:

     o a shareholders' agreement dated October 6, 1998 between Vivendi Universal and Ms. Koplowitz, which establishes shared control of the economic activity of B 1998 SL, FCC, and FCC's subsidiaries (the "FCC group"), including equal representation in the main executive bodies of the FCC group, i.e., the boards of directors and executive committees of FCC and its subsidiaries.

     o an option agreement dated October 6, 1998 between Vivendi Universal and Ms. Koplowitz, pursuant to which Ms. Koplowitz has an option to sell to Vivendi Universal, at any time through October 6, 2008, Ms. Koplowitz's 51% interest in B 1998 SL at a price equal to the lower of the average market value of FCC's shares during the three months preceding the exercise of the option, seven times FCC's EBITDA or 29.5 times FCC's earnings per share for the previous year; and

     o B 1998 SL's articles of association, which provide that certain important decisions with respect to the FCC group, such as increases or decreases of capital, amendments to articles of association, mergers, spin-offs or dissolution, require supermajority shareholder approval, and establishes a reciprocal right of first refusal in the event of a sale of shares of B 1998 SL to a third party.

           On June 17, 2002, the Company entered into an agreement with Ms. Koplowitz pursuant to which it replaced Vivendi Universal as the contractual party to all of the agreements relating to B 1998 SL and it was recognized as a definitive authorized shareholder of this holding company. As a result, Ms. Koplowitz has agreed to not exercise the right to buy the Company's interest in FCC's holding company in the event that Vivendi Universal ceases to hold a majority of the shares of the Company.

           In exchange, the Company granted Ms. Koplowitz the right to buy its interest in FCC's holding company in the event that our company is subject to a hostile takeover. This agreement defines a "hostile takeover" as any direct or indirect acquisition of 25% or more of the Company's shares that is not approved by the Company's supervisory board or management board or is effected by a direct competitor of FCC in Spain. The purchase price would be equal to the average of the price we paid for the acquisition of our participation in FCC ((euro)691 million) and the market value of our interest in FCC's holding company, which is determined by reference to the average trading price of FCC's shares during the three-month period preceding the hostile takeover.

           In addition, the Company has confirmed its commitment to support the growth of revenue from FCC's activities, other than FCC's real estate activities in Spain (conducted through its 50% interest in Realia) and its other services activities (including industrial logistics, air conditioning, vehicle imports and security) conducted through its majority interest in Gruycsa. As a result, the Company has agreed that, until December 31, 2004, the Chairman of the Board of Directors of FCC would have a casting vote in the event of any deadlocks between the members of the Executive Committee of FCC on decisions relating to projects for the realization of this objective. This temporary casting vote may become a permanent right of the Chairman of the Board of Directors of FCC after December 31, 2004 in the event that FCC's revenue does not meet certain growth targets.

Employee Share Ownership Plan

           The Company has decided to sponsor an Employee Share Ownership Plan that will permit its French employees, or approximately 100,000 employees, to subscribe to new shares on favorable terms. Subject to applicable laws and regulations, the program could be extended progressively to other countries. It is expected that an employee shares offering in an amount up to (euro)100 million will be effected in the context of the Employee Share Ownership Plan by the end of 2002.




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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 24, 2002

                                          VIVENDI ENVIRONNEMENT


                                          By:  /s/ Jerome Contamine
                                               ---------------------------------
                                               Name: Jerome Contamine
                                               Title:   Chief Financial Officer